IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 07-07-2017

Employer Identification Number:
82-2086383

Form: SS-4

Number of this notice: CP 575 G

WOODPECKER TECHNOLOGIES LLC
ALEXANDER MELEHY SOLE MBR
258A COMMONWEALTH AVE
BOSTON, MA 02116

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 82-2086383. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is WOOD. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

(IRS USE ONLY) 575G 07-07-2017 WOOD O 9999999999 SS-4

Keep this part for your records. CP 575 G (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 G

9999999999

Your Telephone Number	Best Time to Call	
( ) -		DATE OF THIS NOTICE: 07-07-2017 EMPLOYER IDENTIFICATION NUMBER: 82-2086383 FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

WOODPECKER TECHNOLOGIES LLC
ALEXANDER MELEHY SOLE MBR
258A COMMONWEALTH AVE
BOSTON, MA 02116

State of Delaware
Secretary of State
* Division of Corporations
Delivered 10:30 AM 06/30/2017
FILED 10:30 AM 06/30/2017
SR 20175041144 - File Number 6462921

STATE *of* DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE *of* FORMATION

Woodpecker Technologies, LLC

FIRST. The name of the limited liability company is Woodpecker Technologies, LLC

SECOND. The address of its registered office in the State of Delaware is 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801, County of New Castle. The name of its Registered agent at such address is United States Corporation Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the date below.

Date: June 28, 2017

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Organizer
By: Cheyenne Moseley, Assistant Secretary